SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

PROPEL MEDIA, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

74346J106
(CUSIP Number)

Jonathan J. Ledecky c/o Graubard Miller 405 Lexington Avenue, 11th Floor New York, NY 10174 (212) 818-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74346J106	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jonathan J. Ledecky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,340,186
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,340,186
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,340,186
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 74346J106	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ironbound Partners Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,152,686
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,152,686
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,152,686
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 74346J106	SCHEDULE 13D	Page 4 of 8 Pages

This Schedule 13D (“Schedule 13D”) is filed by Jonathan J. Ledecky (“Ledecky”) and Ironbound Partners Fund, LLC (“Ironbound”) with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Propel Media, Inc., a Delaware corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 250,010,162 shares of Common Stock outstanding as of November 11, 2015.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 525 Washington Blvd, Suite 2620, Jersey City, NJ 07310.

Item 2. Identity and Background.

Each of Ledecky’s and Ironbound’s business address is c/o Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, NY 10174. Ledecky has been a member of the Issuer’s Board of Directors (“Board”) since January 28, 2015. Ironbound is a private investment management fund.

Neither Ledecky nor Ironbound has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Ledecky nor Ironbound has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ledecky is a citizen of the United States. Ironbound is a Delaware limited liability company.

Item 3. Sources of Funds.

On January 28, 2015, pursuant to the Agreement and Plan of Merger by and among the Issuer, Kitara Media Corp. and Kitara Merger Sub, Inc. (the “Merger Agreement”), and subject to the terms and conditions thereof, at the effective time of the merger, Ironbound received 14,460,641 shares of common stock of the Issuer in exchange for the same number of shares in Kitara Media Corp. (“Kitara”).

On the same date, pursuant to the Merger Agreement, and subject to the terms and conditions thereof, at the effective time of the merger, an option to purchase 750,000 shares of Common Stock originally granted to Ironbound by Kitara (the “Assumed Option”) was assumed by the Issuer. The Assumed Option has an exercise price of $0.60 per share and expires on May 7, 2019. The Assumed Option is fully vested and exercisable.

CUSIP No. 74346J106	SCHEDULE 13D	Page 5 of 8 Pages

Also on the same date, pursuant to the terms and conditions thereof, at the effective time of the merger, a warrant to purchase 942,046 shares of Common Stock originally issued to Ironbound by Kitara (the “Warrant”) was assumed by the Issuer. The Warrant has an exercise price of $0.825 per share and expires on April 29, 2019. The Warrant is fully exercisable.

On March 6, 2015, Ledecky was granted an option to purchase 750,000 shares of Common Stock (the “March 2015 Option”). The March 2015 Option, which was granted by the Issuer under its 2014 Long-Term Incentive Equity Plan, has an exercise price of $0.55 per share and a term of 10 years. The March 2015 Option vests as to one-quarter of the underlying shares on March 6, 2016 and vests as to the remainder of the underlying shares in twelve equal quarterly installments over the following three years.

Item 4. Purpose of Transaction.

Ledecky and Ironbound acquired the securities described in this Schedule 13D for investment purposes. Ledecky and Ironbound may from time to time acquire additional securities for investment purposes, or dispose of securities, pursuant to the Assumed Option, the Warrant or the March 2015 Option, or in the open market or in private transactions.

At the date of this Schedule 13D, Ledecky and Ironbound do not, except as set forth in this Schedule 13D, and consistent with Ledecky’s position as a director of the Issuer, have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

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(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

Ledecky is the beneficial owner of 16,340,186 shares of the Issuer’s Common Stock, or approximately 6.5% of the Issuer’s outstanding Common Stock. This amount includes (i) 16,152,686 shares of the Issuer’s Common Stock beneficially owned by Ironbound as described below, which Ledecky, as the controlling person of Ironbound, may be deemed to beneficially own, and (ii) 187,500 shares of Common Stock underlying the March 2015 Option and as to which such option will become exercisable within 60 days. This amount excludes 562,500 shares of Common Stock underlying the March 2015 Option and as to which such option will not become exercisable within 60 days. Ledecky has sole voting and dispositive power over such shares.

Ironbound is the beneficial owner of 16,152,686 shares of the Issuer’s Common Stock, or approximately 6.4% of the Issuer’s outstanding Common Stock. This amount includes (i) 750,000 shares of Common Stock issuable upon exercise of the Assumed Option held by Ironbound, which is currently exercisable, and (ii) 942,046 shares of Common Stock issuable upon exercise of the Warrant held by Ironbound, which is currently exercisable. Ironbound has sole voting and dispositive power over such shares.

In the past 60 days, neither Ledecky nor Ironbound have effected any transactions in the Common Stock.

CUSIP No. 74346J106	SCHEDULE 13D	Page 7 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure set forth under Items 3 and 4 relating to the Assumed Option, the Warrant and the March 2015 Option is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

99.1	Joint Filing Agreement, dated as of March 16, 2015, by and between Jonathan J. Ledecky and Ironbound Partners Fund, LLC.

99.2	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Kitara Media Corp. on May 1, 2014).

99.3	Form of Stock Option Agreement, dated as of May 7, 2014, by and between Kitara Media Corp. and Ironbound Partners Fund, LLC.

99.4	Kitara Holdco Corp. 2014 Long Term Incentive Equity Plan (incorporated by reference from Annex C to the Prospectus included in the Issuer’s Registration Statement on Form S-4 originally filed with the SEC on November 5, 2014).

99.5	Form of Stock Option Agreement, dated as of March 6, 2015, by and between Propel Media, Inc. and Jonathan J. Ledecky.

CUSIP No. 74346J106	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 16, 2016

/s/ Jonathan J. Ledecky
Jonathan J. Ledecky

IRONBOUND PARTNERS FUND, LLC

By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky, Manager